Andover Medical, Inc.

510 Turnpike Street, Ste 204

N. Andover, MA 01845

(978) 557-1001

November 4, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                               Andover Medical, Inc.
Withdrawal of Registration Statement on Form S-1
File Number: 333-149794

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Andover Medical, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-149794), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 18, 2008 and has not yet been declared effective.

Because of the Registrant’s announced intention to sell substantially all of its assets to Medical Solutions Management, Inc. and the resulting complexity in complying with SEC disclosure requirements, the Registrant has decided to withdraw the Registration Statement. The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Edwin A. Reilly, Andover Medical, Inc., 510 Turnpike Street, Ste 204, N. Andover, MA 01845, facsimile number (978) 557-1004, with a copy to Elliot H. Lutzker, Esq., Phillips Nizer LLP, 666 Fifth Avenue, 28th Floor, New York, New York 10103; facsimile number (212) 262-5152.

If you have any questions with respect to this matter, please contact Elliot H. Lutzker, Esq., Phillips Nizer LLP at (212) 841-0707.

ANDOVER MEDICAL, INC.

By:	/s/ Edwin A. Reilly
Name:	Edwin A. Reilly
Title:	CEO